

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Frank Magliochetti
Chief Executive Officer
ClickStream Corporation
8549 Wilshire Boulevard Suite 2181
Beverly Hills, CA 90211

   Re: ClickStream Corporation
     Amendment No. 2 to Offering Statement on Form 1-A
     Filed May 12, 2021
     File No. 024-11475

Dear Mr. Magliochetti:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Description of Our Business
New Business, page 18

1. We note that Tristan Chaudhry and Isaac Nakash are the management team for HeyPal which was developed by Nebula Software Corp, a subsidiary of Clickstream. We further note that Messrs. Chaudhry and Nakash were executive officers of Rebel Blockchain, which was acquired by Clickstream in March 2021. Please revise to provide a discussion of the nature of the relationship between the parties prior to and after each transaction including the positions held, whether negotiations were held on an arm's length basis, and whether these transactions were related party transactions.

Compensation of Directors and Executive Officers, page 25

2.   We note that pursuant to the Reorganization and Stock Purchase Agreement with Rebel Blockchain, Frank Magliochetti, Michael Handelman and Michael O'Hara will be either officers or directors of Rebel Blockchain. We further note that Exhibit E to the Reorganization and Stock Purchase Agreement provides that a portion of the $300,000 secured loan will be used for salaries to the officers and directors of Rebel Blockchain. To the extent that any officers or directors of Clickstream will be compensated under this agreement, please revise your executive compensation disclosure.

Notes to Consolidated Financial Statements
Note 11. Subsequent Events, page 60

3.   You state in your response to prior comment 1 that even if you assumed all contingent shares are issued to Rebel Blockchain, none of the conditions specified in Rule 8-04(b) would exceed 20%. Please provide the calculations that support your conclusions and specifically address how you valued the contingent consideration. Refer to ASC 805-30-25-5 to 25-7.

4.   We note interim consolidated balance sheet that there were 230,660,625 common shares issued and outstanding at December 31, 2020. According to your disclosures on page 61, you issued 3,281,070 additional shares subsequent to December 31, 2020. The sum of these two amounts, 233,941,695, does not agree to the disclosures elsewhere where you state that there are 244,421,102 shares of common stock currently outstanding. Please explain the inconsistency and ensure that all issuances subsequent to the date of the most recent balance sheet are appropriately properly disclosed in your subsequent events footnotes. Refer to ASC 855-10-50-2.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202)-551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: David Ficksman